Exhibit 99.2

ICZOOM Group Inc. Announces Closing of US$6 Million Initial Public Offering

Shenzhen, China, March 17, 2023 /PRNewswire/ -- ICZOOM Group Inc. (Nasdaq: IZM) (the “Company” or “ICZOOM”), a B2B e-commerce trading platform primarily engaged in sales of electronic component products in Hong Kong and mainland China, today announced the closing of its initial public offering (the “Offering”) of 1,500,000 Class A ordinary shares at a public offering price of US$4.00 per Class A ordinary share. The Class A ordinary shares began trading on the Nasdaq Capital Market on March 15, 2023 under the ticker symbol “IZM.”

The Company received aggregate gross proceeds of US$6 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 225,000 Class A ordinary shares at the public offering price after the effective date of the registration statement, less underwriting discounts.

Proceeds from the Offering will be used for sales and marketing, research and development, logistics and warehousing capabilities, and working capital.

The Offering was conducted on a firm commitment basis. The Benchmark Company, LLC acted as the sole bookrunning manager for the Offering. FT Global Capital, Inc. acted as the financial adviser in connection with this Offering.

Robinson & Cole LLP acted as the U.S. securities counsel to the Company, and ArentFox Schiff LLP acted as the U.S. counsel to The Benchmark Company, LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-259012) and was declared effective by the SEC on March 14, 2023. The Offering was made only by means of a prospectus. Copies of the prospectus relating to the Offering may be obtained from The Benchmark Company, LLC, 150 East 58th Street, 17th floor, New York, NY 10155, by email at prospectus@benchmarkcompany.com, or by calling +1 (212)-312-6700. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About ICZOOM Group Inc.

ICZOOM Group Inc. is primarily engaged in sales of electronic component products to customers in Hong Kong and mainland China through its B2B e-commerce trading platform. These products are primarily used by China based small and medium-sized enterprises (“SMEs”) in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics and industry control segments. By utilizing latest technologies, the Company’s platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to its SME customers to compare and select. In addition to the sales of electronic component products, the Company also provides services to customers such as temporary warehousing, logistic and shipping, and customs clearance. For more information, please visit the Company’s website: http://ir.iczoomex.com/index.html.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ICZOOM Group Inc.

Investor Relations Department

Phone: +86-(755) 88603072
Email: investors@iczoom.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917 609-0333
Email: tina.xiao@ascent-ir.com